Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On February 23, 2018, Momo Inc. (the “Company” or “Momo”) entered into an agreement with Tantan Limited (“Tantan”) and its shareholders, pursuant to which the Company agreed to acquire 100% fully diluted equity stake in Tantan, a leading social and dating app that was founded in 2014, for approximately 5.3 million newly issued Class A ordinary shares of the Company and US$613.2 million in cash. On May 31, 2018, the Company completed the acquisition of Tantan (referred herein as the “Acquisition”).

The following unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) give effect to the Acquisition as well as the related financing transaction, which include the proposed issuance of US$650 million Convertible Senior Notes partially used to repay the US$300 million bank loan facility entered into by the Company to finance the acquisition of Tantan, to pay the outstanding consideration for the Acquisition, to invest in various business development in Tantan and Momo and to support Momo’s ongoing working capital needs. The Pro Forma Financial Statements are based on Momo’s and Tantan’s historical consolidated financial statements as adjusted to give effect to the Acquisition and related financing. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 give effect to the Acquisition and the related financing as if it had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of March 31, 2018 gives effect to the Acquisition and related financing as if it had occurred on March 31, 2018.

While the Pro Forma Financial Statements are helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates acquired or to project the results of operations or financial position for any future date or period. We have included in the Pro Forma Financial Statements all adjustments, consisting of normal recurring adjustments, necessary of a fair presentation of the operating results in the historical periods. We believe that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions and that the Pro Forma Financial Statements are factually supportable, give appropriate effect to the impact of the events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on our financial condition.

The Pro Forma Financial Statements should be read in conjunction with our historical consolidated financial statements and the notes thereto of Momo and Tantan included in our 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2018 and our Form 6-K filed with the SEC on June 26, 2018.

There were no material transactions between the Company and Tantan during the periods presented in the Pro Forma Financial Statements that would need to be eliminated. In addition, the Pro Forma Financial Statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve and realize as a result of the Acquisition, the costs to integrate the operations of the Company and Tantan, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The following table sets for the pro forma unaudited condensed combined balance sheet as of March 31, 2018.

Unaudited Condensed Combined Balance Sheets

(US dollars in thousands)

	As of March 31, 2018
	Momo	Tantan	Pro Forma Adjustments	Note	Pro Forma
Assets
Current assets
Cash and cash equivalents	$320,488	$11,134	$251,782	4(a)	$583,404
Term deposits	578,938	1,594			580,532
Restricted cash	70,000	—			70,000
Accounts receivable, net	32,587	2,467			35,054
Prepaid expenses and other current assets	74,798	2,291			77,089
Amount due from related parties	6,518	5			6,523
Short-term investment	—	5,899			5,899
Total current assets	1,083,329	23,390	251,782		1,358,501
Property and equipment, net	45,005	4,235			49,240
Intangible assets	7,512	—	157,451	4(c)	164,963
Rental deposits	2,697	—			2,697
Long term investments	50,436	—			50,436
Deferred tax assets, non-current	6,195	—			6,195
Other non-current assets	16,182	312			16,494
Goodwill	3,528	—	623,183	4(d)	626,711
Prepaid acquisition consideration	229,823	—	(229,823)	4(a)	—
Total assets	1,444,707	27,937	802,593		2,275,237
Liabilities
Current liabilities
Accounts payable	82,535	698			83,233
Deferred revenue	61,926	4,011			65,937
Accrued expenses and other current liabilities	64,251	11,931			76,182
Amount due to related parties	5,800	49			5,849
Income tax payable	17,434	—			17,434
Total current liabilities	231,946	16,689	—	—	248,635
Convertible Senior Notes	—	—	635,140	4(g)	635,140
Deferred tax liabilities, non-current	1,878	—	39,363	4(e)	41,241
Other non-current liabilities	4,170	—			4,170
Total liabilities	237,994	16,689	674,503		929,186
Mezzanine equity
Redeemable ordinary shares	—	2,780	(2,780)	4(f)	—
Series A convertible redeemable participating preferred shares	—	6,107	(6,107)	4(f)	—
Series B convertible redeemable participating preferred shares	—	18,871	(18,871)	4(f)	—
Series C convertible redeemable participating preferred shares	—	31,340	(31,340)	4(f)	—
Series D convertible redeemable participating preferred shares	—	67,875	(67,875)	4(f)	—
Total mezzanine equity	—	126,973	(126,973)		—
Ordinary shares	44	5	(4)	4(b,f)	45
Subscription receivable from ordinary shareholders	—	(773)	773	4(f)	—
Treasury stock	(64,494)	—	—		(64,494)
Additional paid in capital	726,481	28,178	111,159	4(b,c,d,f)	865,818
Retained earnings (accumulated deficits)	499,591	(144,324)	144,324	4(f)	499,591
Accumulated other comprehensive income	42,608	1,189	(1,189)	4(f)	42,608
Non-controlling interest	2,483	—	—		2,483
Total Equity	1,206,713	11,248	128,090		1,346,051
Total liabilities and shareholder’s equity	$1,444,707	$27,937	$802,593		$2,275,237

The following table sets forth the proforma unaudited condensed combined statement of operation for the year ended December 31, 2017.

Unaudited Pro Forma Condensed Combined Statements of Operations

(US dollars in thousands, except per share data)

	For the Year Ended December 31, 2017
	Momo	Tantan	Pro Forma Adjustments	Note	Pro Forma
Net revenues	$1,318,271	$171 $			$1,318,442
Cost of revenues	(649,275)	(3,809)	(10,687)	4(h)	(663,771)
Research and development	(51,491)	(4,586)	(1,357)	4(h)	(57,434)
Sales and marketing	(217,437)	(38,472)	(9,994)	4(h)	(265,903)
General and administrative	(62,581)	(6,331)			(68,912)
Other operating income	23,379	—			23,379
Income from operations	360,866	(53,027)	(22,038)		285,801
Interest income	21,635	428			22,063
Interest expense	—	—	(10,144)	4(i)	(10,144)
Fair value changes of warrants	—	(153)			(153)
Impairment loss on long-term investments	(4,386)	—			(4,386)
Income before income tax and share of income on equity method investments	378,115	(52,752)	(32,182)		293,181
Income tax expenses	(65,980)	—	5,510	4(j)	(60,470)
Income before share of income on equity method investments	312,135	(52,752)	(26,672)		232,711
Share of income on equity method investments	5,889	—			5,889
Net income	318,024	(52,752)	(26,672)		238,600
Less: Net loss attributable to non-controlling interest	(542)	—			(542)
Deemed dividend to Series A convertible redeemable participating preferred shares	—	(1,832)			(1,832)
Deemed dividends to Series B convertible redeemable participating preferred shares	—	(5,910)			(5,910)
Net income attributable to Momo	$318,566	$(60,494)	$(26,672)		$231,400
Net income per share attributable to ordinary shareholders
Basic	0.81	—			0.58
Diluted	0.77	—			0.55
Weighted average shares used in calculating net income per ordinary share
Basic	394,549,323	—	5,328,853	4(k)	399,878,176
Diluted	415,265,078	—	5,328,853	4(k)	420,593,931

The accompanying notes are an integral part of the Pro Forma Financial Statements.

The following table sets forth the proforma unaudited condensed combined statement of operation for the three months ended March 31, 2018.

Unaudited Pro Forma Condensed Combined Statements of Operations

(US dollars in thousands, except per share data)

	For the Three Months Ended March 31, 2018
	Momo	Tantan	Pro Forma Adjustments		Note	Pro Forma
Net revenues	$435,129	$7,007	$			$442,136
Cost of revenues	(209,608)	(3,868)		(2,672)	4(h)	(216,148)
Research and development	(17,533)	(4,603)		(339)	4(h)	(22,475)
Sales and marketing	(44,342)	(19,410)		(2,499)	4(h)	(66,251)
General and administrative	(17,231)	(24,845)				(42,076)
Other operating income	1,087	—				1,087
Income from operations	147,502	(45,719)		(5,510)		96,273
Interest income	7,540	138				7,678
Interest expense	—	—		(2,502)	4(i)	(2,502)
Income before income tax and share of income on equity method investments	155,042	(45,581)		(8,012)		101,449
Income tax expenses	(26,905)	—		1,377	4(j)	(25,528)
Income before share of income on equity method investments	128,137	(45,581)		(6,635)		75,921
Share of income on equity method investments	1,279	—				1,279
Net income	129,416	(45,581)		(6,635)		77,200
Less: Net loss attributable to non-controlling interest	(468)	—		—		(468)
Net income attributable to Momo	$129,884	$(45,581)		$(6,635)		$77,668
Net income per share attributable to ordinary shareholders
Basic	0.33					0.19
Diluted	0.31					0.18
Weighted average shares used in calculating net income per ordinary share
Basic	399,002,678			5,328,853	4(k)	404,331,531
Diluted	415,045,295			5,328,853	4(k)	420,374,148

The accompanying notes are an integral part of the Pro Forma Financial Statements.

Note 1 — Basis of presentation

The Pro Forma Financial Statements are based on Momo’s and Tantan’s historical consolidated financial statements as adjusted to give effect to the Acquisition and the issuance of US$650 million Convertible Senior Notes partially used to repay the US$300 million bank loan facility entered into by the Company to finance the acquisition of Tantan and to pay the outstanding consideration for the Acquisition. The Company has engaged a third party valuation specialist firm for the assessment of the purchase price allocation as of the Acquisition date. For purposes of the Pro Forma Financial Statements, the Company has (i) assumed that the carrying value of all assets and liabilities other than the intangible assets and goodwill identified upon acquisition approximated their respective acquisition date fair values, (ii) has performed a preliminary valuation of Tantan’s identifiable assets as of May 31, 2018 and assumed such values will approximate the fair value of those assets as of March 31, 2018 and (iii) has computed the value of goodwill based on the total preliminary purchase price, after deducting the assets and liabilities identified in (i) and (ii).

The unaudited pro forma combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 give effect to the Acquisition and related financing as if it had occurred on January 1, 2017. The unaudited pro forma combined balance sheet as of March 31, 2018 gives effect to the Acquisition and related financing as if it had occurred on March 31, 2018.

Note 2 — Financing transaction

The aggregate amount of cash paid for the Acquisition amounted to US$613 million. To facilitate the closing of the Acquisition, Momo previously entered into a bank facility agreement with a domestic commercial bank in May 2018 for an aggregate amount of US$300 million, of which debt issuance costs were immaterial. The total facility amount was drawn in May 2018. The Company further plans to issue US$650 million Convertible Senior Notes and to use the net proceeds from the offering to (i) repay the US$300 million bank facility entered into by the Company to partially finance its acquisition of Tantan, (ii) pay the outstanding consideration for the Acquisition, as well as to invest in Tantan’s business development initiatives and (iii) invest in various business development initiatives for the Company’s platform. The remaining proceeds from the offering are expected to be used for ongoing working capital needs. The Convertible Senior Notes is expected to be mature in 2025. The annual interest rate is 1.25%.

Note 3 — Preliminary purchase price allocation

On May 31, 2018, Momo acquired Tantan for a total consideration of approximately 5.3 million of newly issued Class A ordinary shares and US$613.2 million in cash. The Company partially financed the acquisition through the issuance of Convertible Senior Notes (see Note 2 above). The Pro Forma Financial Statements include various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Tantan based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price for Tantan to the acquired identifiable assets, liabilities assumed and preliminary goodwill balance (amounts are presented in thousands U.S. dollars, except share and share related data, or otherwise noted):

Total Consideration:
Momo stock issued (5.3 million shares at US$22.96 per share)	$122,350
Cash	613,181
Total consideration:	735,531
Estimated Fair Value of Net Asset Acquired:
Cash and cash equivalent and short term investment	24,131
Accounts Receivable	3,133
Other current asset	3,562
Property and equipment, net	7,202
Intangible assets net	157,451
Other non-current, asset	473
Total Assets	195,952
Accounts payable	(3,282)
Other current liabilities	(40,959)
Deferred tax liability- non current	(39,363)
Total Liabilities	(83,604)
Total goodwill	$623,183

Note 4 — Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions and are subject to change. The following adjustments have been reflected in the Pro Forma Financial Statements:

Adjustments to the pro forma condensed combined balance sheet include the following:

(a)	Represents the net cash proceeds of the issuance of the Convertible Senior Notes discussed in Note 2. The Company recorded deferred financing cost of approximately $14.9 million. Specifically, the adjustment includes

(in thousands)
Proceeds from the Convertible Senior Notes	$635,140
Repayment of US$300 million bank loan facility	$(300,000)
Payment of outstanding consideration	$(83,358)
Net pro forma cash adjustment	$251,782

(1)	As of March 31, 2018, the Company had prepaid $229.8 million related to the Acquisition and recorded the payment as prepaid acquisition consideration in its consolidated balance sheet. As part of the pro forma adjustments, the Company assumed the payment was made as of March 31, 2018 resulting in an increase in cash and cash equivalent and decrease in prepaid acquisition consideration resulting from the reclassification of the payment from prepaid acquisition consideration to cash and cash equivalent combined with a subsequent decrease of cash and cash equivalent by the same amount (assuming the payment took place on March 31, 2018). The above had no net impact on the Company’s pro forma cash and cash equivalent balance.

(b)	Reflects the issuance of 5,328,853 Class A ordinary shares of Momo to Tantan’s shareholders, valued at US$22.96 per share, or US$122.4 million, as discussed in Note 3 above.

(c)	Reflects the adjustments to record the identifiable intangible assets acquired in the Acquisition at their estimated fair value of $157.5 million based on a preliminary valuation. The preliminary estimates of the fair values of the intangible assets acquired relate to the acquisition of trade name, active user and technology. The estimated useful life of the intangible assets range form 3-10 years.

(d)	Reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over the fair value of Tantan’s identifiable assets acquired and liabilities assumed as shown in Note 3. Upon final completion of the fair value assessment, the ultimate purchase price may differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to goodwill.

(e)	Represents an increase in non-current deferred tax liabilities and a corresponding increase in intangible assets resulting from the excess of the asset bases for financial reporting over the asset bases for tax reporting. The increased asset bases for financial reporting is the result of an increase in the value of the assets of Tantan to reflect their estimated fair value at the time of the Acquisition as described in Note 3 above. A statutory rate of 25% is applied to arrive at the adjustment.

(f)	Represents the conversion of Tantan redeemable ordinary shares and Series A, B, C and D convertible redeemable participating preferred shares to Momo’s ordinary shares upon the Acquisition as well as to eliminate Tantan’s historical equity balance which includes ordinary share subscription receivable, additional paid in capital, accumulated deficits and accumulated other comprehensive income.

(g)	Represents the issuance of the Convertible Senior Notes as discussed in Note 2, net of approximately $14.9 million of deferred financing cost.

Adjustments to the pro forma condensed statements of operations include the following:

(h)	Represents additional intangible asset amortization expenses related to the acquired intangible assets recorded at their preliminary fair value as if the Acquisition had occurred on January 1, 2017.

Amortizable intangible assets consist of trade name of US$99.9 million with an estimated useful life of 10 years, active user of US$53.5 million with an estimated useful life of 5 years and technology of US$4.1 million with an estimated useful life of 3 years. Amortizable intangible assets are being amortized using the straight line method while Momo continues to evaluate the economic benefits of the intangible assets.

(i)	Pro forma adjustments reflect the amortization of approximately $14.9 million deferred financing cost related to the US$650 million Convertible Senior Notes and interest expenses based on a 1.25% interest rate.

(j)	Reflects the income tax effect of pro forma adjustments of the Acquisition based on the estimated combined statutory tax rate of 25%.

(k)	Represents the increase in weighted average share with the issuance of Momo common stock in connection with the Acquisition.